Mail Stop 0408
      November 16, 2005

By U.S. Mail and Facsimile (650) 461-5700

David A. Baylor
Chairman and Chief Executive Officer
Thomas Weisel Partners Group, Inc.
One Montgomery Street
San Francisco, California 94104

Re:	Thomas Weisel Partners Group, Inc.
      Registration Statement on Form S-1
      Filed October 19, 2005
	File No. 333-126793

Dear Mr. Baylor:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a price range, selling stockholder information, and fill in all corresponding blanks as soon as possible. Since the price range, in particular, triggers a number of disclosure matters, we will need sufficient time to process the amendments when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. Please revise to delete or clearly explain all business jargon. As examples only, we note the terms "high-touch," "unconflicted,"
"integrated," "entrepreneurial," "performance-oriented," "deep domain expertise," and "differentiated lifecycle approach."

3. Please revise to avoid the use of promotional language.  We note,
as examples only, the following on page 3:  "We have proven
ourselves
to be a valuable strategic advisor....";  "...provides valuable industry and company insights..."; and "high-quality trade execution."

General

4. Please note the updating requirements of Rule 3-12 of Regulation
S-X when filing your next amendment.

5. Please file an updated consent from your independent accountants with your next amendment.

Risk Factors, page 10

6. Please include a risk factor on losses in recent periods.

7. Some of your risk factors use language like "there can be no assurance," when the risk is not your ability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

Increase in capital commitments in our trading, underwriting and other businesses increases the potential for significant losses, page
14

8. You disclose that in order to win business investment banks are increasingly committing to purchase large blocks of stock from issuers or significant shareholders, instead of the more traditional marketed underwriting process, in which marketing was typically completed before an investment bank committed to purchase securities for resale. Please tell us how you account for commitments to purchase nonpublic stock prior to the initial public offering of these securities.

Our independent registered public accounting firm identified a material weakness..., page 16

9. Please revise to clarify how failure to achieve and maintain an effective internal control environment could have a material adverse effect on your business and the price of your stock.

Dilution, page 25

10. Please revise to provide a table contrasting the public contribution and the effective cash contribution of insiders.

Capitalization, pages 27-28

11. Please tell us the amount allocated for the Nomura warrant and how it was determined.

Unaudited Pro Forma Condensed Financial Information, pages 29-37

12. Please revise the unaudited pro form condensed consolidated statements of operations and the condensed consolidated statement of financial condition to delete the effect of offering proceeds
(columns six and seven).

Management`s Discussion And Analysis Of Financial Condition And
Results Of Operations - Overview, page 41

13. Please confirm that reporting information for the business as a single segment meets the requirements of SFAS 131, especially paragraph 17.

Revenues - Asset Management, page 43

14. You disclose that asset management revenues include private equity management fees you earn from the investment partnerships managed. Please revise the disclosure to state the amount of management fees waived during each period for which an income statement is provided and cite the accounting literature that you relied upon for recording these fees as allocations of investment gains to your capital account in these partnerships.

Years Ended December 31, 2004, 2003 and 2002, page 48

15. Please revise the disclosure to state the amount of increase in asset management revenues due to additional revenues recorded through allocations of investment gains to your capital account for management fees the company previously waived.

Operating Expenses And Employees
Compensation And Benefit Expense - Six Months Ended June 30, 2005
versus June 30, 2004, pages 48-49

16. Please revise the amount of increase in employee compensation and benefits expense in the first six months of 2005 to reflect the financial information presented.

Non-Compensation Expenses
Years Ended December 31, 2004, 2003 and 2002, page 50

17. Please revise the discussion of floor brokerage and trade execution expense to state that expense increased.

Market Risk, pages 53-54

18. You disclose that the company trades in equity and convertible debt securities as an active participant in both listed and OTC equity and convertible markets. Please tell us how you facilitate market-making activities by maintaining securities in inventory yet state that you do not engage in proprietary trading.

Brokerage, page 63

19. We note the use of the word "generally" in the sentence in the first paragraph that begins, "In addition, unlike many other investment banks..." Please tell us under what circumstances the company does engage in proprietary trading for its own account and host prime brokerage and derivatives businesses.

Executive Compensation, page 81

20. In footnote (b) to the 2004 Compensation table, please clarify what is meant by "personal office services."

Executive Agreements, page 82

21. Please clarify what is meant by the "the differences specifically noted in the description below," since there do not appear to be any individual differences noted in the description of the material terms of the employment agreements.

The Initial Public Offering Awards, page 85

22. Please advise us what exemption from registration you are relying on for these awards and for each issuance of securities in the transactions leading to the public offering.

Selling Shareholders, page 92

23. Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

24. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.
25. If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:
- purchased the securities in the ordinary course of business; and
- at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters.
Please revise accordingly, or tell us why you don`t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

26. With respect to each selling shareholders that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold.
Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov, and revise or advise.

Description of Capital Stock, page 97

27. Please delete all qualification in the first paragraph suggesting that the disclosure cannot be relied upon by investors.

Financial Statements - Thomas Weisel Partners Group LLC And
Subsidiaries

Index to Consolidated Financial Statements, page F-1

28. Please expand the disclosure to state that Thomas Weisel
Partners
Group Inc. is a Delaware corporation created in contemplation of this offering on September 28, 2005 and explain why the financial statements of this entity have not been presented.

29. Please define the term "Firm".

Consolidated Statement Of Financial Condition, page F-3

30. Please revise to provide pro forma disclosure on the face of the consolidated statement of financial condition for changes in capitalization and distributions to partners at or prior to the closing of the initial public offering.



Consolidated Statement Of Operations, page F-4

31. Please revise to provide pro forma tax, compensation expense and
EPS data on the face of the historical statements for the latest year and interim period.

Note 6 - Investments In Partnerships And Other Securities, page F-
17

32. Please revise to state the amount of special profits distributions for each period that represent allocations in lieu of management fees that would otherwise have been payable to Thomas
Weisel Capital Management LLC (TWCM) by the underlying partnerships regardless of the underlying performance of the partnership but which were waived by the Firm.

Note 12 - Employee Benefits, page F-20

33. You disclose that the Firm has adopted an "equity award plan" under which employees of the Firm may receive awards or distribution of up to 10% of the value of the Firm on a liquidating event, which includes a sale of the Firm, the consummation of an initial public offering, or other similar event determined in the discretion of the
Executive Committee. Please tell us how this will operate under the terms of the current transaction.

Note 13 - Commitments And Contingencies, page F-21

34. You disclose that the Firm signed a forbearance agreement with the lessor of certain office space it occupies in San Francisco that provided a reduction in the rent payments from January 1, 2004 to March 16, 2005. In addition you disclose that the forbearance is to be reimbursed in the event the Firm merges with another entity or meets certain financial thresholds as described in the agreement but, that the Firm believes it is not probable that the forbearance will be reimbursed in the foreseeable future. Please tell us how you recorded this transaction and the accounting literature that you relied upon.

Employee Retention Program And Unaccrued Guaranteed Compensation, page F-25

35. You disclose that consistent with practice in prior years, in January 2005, the Firm awarded guaranteed retention compensation to certain partners and employees for the first half of 2005 which was accrued ratably in 2005 from the award date to the date of payment.
Please tell us the detailed terms of the employee retention program and the amounts, and explain your consideration of paragraphs 8
(a)
and (b) of SFAS 5 in your decision to accrue for this expense in 2005.

36. You disclose that the Firm entered into guaranteed compensation agreements prior to December 31, 2004 for services to be provided after December 31, 2004 and that these obligations are being accrued ratably over the service period of the contracts. Please tell us the detailed terms of the guaranteed compensation agreements and the amounts, and explain your consideration of paragraphs 8 (a) and
(b)
of SFAS 5 in your decision not to accrue for this expense at December
31, 2004.

Note 17 - Subsequent Events, page F-27

37. Please revise the pro forma financial information to reflect the subsequent event regarding the agreement pursuant to which the responsibility for management and operations of certain of the Firm`s private equity funds will be assumed by a new general partner such that as a result of the arrangements, the Firm does not expect to recognize future revenues in the form of management fees from Thomas
Weisel Capital Partners, L.P. and affiliated funds, or TWCP but the
Firm retains the right to receive distributions with respect to its capital account. In addition, please provide disclosure of the expected loss of $2.4 million (unaudited) in the fourth quarter of 2005 in connection with the closing of this transaction.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Donald Walker, Senior Assistant Chief Accountant, at
(202) 551-3490 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

								Sincerely,



      Mark Webb
      Legal Branch Chief

cc:	Scott D. Miller, Esq.
	Sullivan & Cromwell LLP
	1870 Embarcadero Road
	Palo Alto, California 94303

	Jeffrey D. Saper
	Robert G. Day
	Wilson Sonsini Goodrich & Rosati, P.C.
	650 Page Mill Road
	Palo Alto, California 94304
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David A. Baylor
Thomas Weisel Partners Group, Inc.
November 8, 2005
Page 8